SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------


                                    FORM 11-K


                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



(MARK  ONE)

[X]     ANNUAL  REPORT  PURSUANT  TO  SECTION  15(D)  OF  THE  SECURITIES
                              EXCHANGE ACT OF 1934


For  the  fiscal  year  ended March  31,  2002

                                       OR


[  ]     TRANSITION  REPORT  PURSUANT  TO  SECTION  15(D)  OF  THE  SECURITIES
                              EXCHANGE ACT OF 1934



FOR  THE  TRANSITION  PERIOD  FROM                  TO

Commission  file  number 001-13950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          CENTRAL PARKING CORPORATION 1996 EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CENTRAL PARKING CORPORATION

                        2401 21st Avenue South, Suite 200
                               Nashville, TN 37212

     3
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS



Independent  Auditor's  Report  of  KPMG  LLP                              3

Statement  of  Net  Assets  at  March  31,  2002  and  2001                4

Statement of Changes in Net Assets for years ended March 31, 2002,
     2001 and 2000                                                         4

Notes  to  Financial  Statements                                           5

Signatures                                                                 7

Exhibit  23  -  Consent  of  KPMG  LLP                                     7

                          INDEPENDENT AUDITORS' REPORT


The  Administrative  Committee
     Central  Parking  Corporation  1996
     Employee  Stock  Purchase  Plan:


We have audited the accompanying statements of net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2002 and 2001, and the related statements of changes in net assets for each of the years in the three-year period ended March 31, 2002. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2002 and 2001, and the changes in net assets for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP

Nashville,  TN
June  28,  2002

                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN

                            STATEMENTS OF NET ASSETS
                             MARCH 31, 2002 AND 2001


                                     2002   2001
                                     -----  -----
Net assets                           $  --  $  --
                                     =====  =====




See  accompanying  notes  to  the  financial  statements





                       STATEMENTS OF CHANGES IN NET ASSETS
                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000


                                                2002          2001          2000
                                          -----------  ------------  ------------
Employee contributions                    $1,165,928   $ 1,320,184   $ 1,482,588
Reimbursement of contributions to
   terminated employees                     (195,909)     (218,297)     (251,136)
Disbursements to purchase common stock
   of Central Parking Corporation           (970,019)   (1,101,887)   (1,231,452)
                                          -----------  ------------  ------------

              Net increase in net assets          --            --            --

Net assets:
   Beginning of year                              --            --            --
                                          -----------  ------------  ------------
   End of year                            $       --   $        --   $        --
                                          ===========  ============  ============




See  accompanying  notes  to  the  financial  statements

                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             March 31, 2002 and 2001

     7

(1)     DESCRIPTION  OF  THE  PLAN

The following is a brief description of the Central Parking Corporation 1996 Employee Stock Purchase Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(A)     GENERAL

The Plan was adopted by the Board of Directors and shareholders of Central Parking Corporation (the Company) for the benefit of its employees. It became effective on April 1, 1996.

(B)     ELIGIBILITY

Employees of the Company's subsidiaries are eligible to participate in the Plan if they meet the following criteria:

(a)     Are  a  permanent  employee  of  the  Company;

(b)     Work  20  hours  or  more  per  week;

(c)     Work  more  than  five  months  per  year;

(d) Are employed for three consecutive months by January 1 prior to the start of the Plan year; and

(e)     Have  not  withdrawn  from  the  Plan  in  the  past  six  months.

An employee may choose to withdraw from the Plan at any time. Within sixty days of the Company receiving written notice of withdrawal, all accumulated contributions will be returned to the employee. That employee is then precluded from participation in the Plan for a period of six months. Participants that terminate employment with the Company prior to March 31 of any Plan year are not eligible to remain in the Plan. Accordingly, any accumulated contributions are returned to the employee.

(C)     CONTRIBUTIONS

Participants in the Plan can elect to contribute from a minimum of $3 per weekly payroll ($6 per biweekly payroll) to a maximum of 10% of their total annual salary. Contributions are made through payroll deductions on an after tax basis. The Company holds contributions until the end of the Plan year at which point common stock of the Company is purchased and distributed to the contributing participants.

Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received during the annual enrollment period in January prior to each Plan year.

(D)     STOCK  PURCHASE  PROVISIONS

On March 31 of each Plan year, the Plan purchases stock from the Company at a price equal to 85% of the lower of the closing stock price on either the first or last day of the Plan year. Such stock is immediately distributed to the Plan participants. At April 2, 2001 and March 28, 2002, the Company's closing stock price was $18.01 and $22.99, respectively. Accordingly, the Plan, on behalf of the participants, purchased stock at $15.31 per share (85% of $18.01) for the Plan year ended March 31, 2002. At April 3, 2000 and March 30, 2001, the Company's closing stock prick was $20.44 and $18.20, respectively. Accordingly, the Plan purchased stock at $15.47 per share (85% of $18.20) for the Plan year ended March 31, 2001. At April 1, 1999 and March 31, 2000, the Company's closing stock price was $34.50 and $20.00, respectively. Accordingly, the Plan purchased stock at $17.00 per share (85% of $20.00) for the Plan year ended March 31, 2000. The fair market value of the stock acquired through the Plan by any one participant cannot exceed $25,000 in one calendar year as dictated by Internal Revenue Code Section 423.

Shares purchased by the Plan on behalf of the participants are transferred into a brokerage account in the employee's name. At March 31, 2002, 2001 and 2000, 63,365, 73,704 and 72,479 shares, respectively, were transferred to participants' brokerage accounts. At April 1, 2002, 65,127 shares remained available for issuance under the Plan.

(E)     VESTING

Participants are automatically vested in all amounts contributed to the Plan. In the event that a participant withdraws from the Plan, all amounts previously deducted from the employee's pay are returned to the employee. Shares acquired by participants can be sold at any time. However, if a sale occurs within one year of the exercise date, the participant must notify the Company of the sale.

(F)     PLAN  TERMINATION

Although they have expressed no intent to do so, Central Parking Corporation, has the right to terminate the Plan at any time.

(2)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(A)     BASIS  OF  ACCOUNTING  AND  OPERATION  OF  THE  PLAN

The accompanying financial statements are prepared on the accrual basis of accounting. The Plan accumulates contributions through payroll deductions. At the end of the Plan year, the accumulated contributions are used to purchase shares of the Company stock in each participant's name.

(B)     INVESTMENTS

The Plan holds no investments at March 31, 2002 and 2001 or throughout the Plan year. Contributions accumulated throughout the Plan year are held by the Company on behalf of the Plan in a noninterest bearing account.

(C)     PLAN  EXPENSES

The  Company  pays  all  of  the  expenses  of  the  Plan.

(3)     INCOME  TAX  STATUS

The Plan is intended to be an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code (the Code) of 1986. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.



SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Central  Parking  Corporation  1996
                                           Employee  Stock  Purchase  Plan


Date:  July  1,  2002                   By:  /s/  Hiram  A.  Cox
       ---------------                        -------------------

                                             Hiram  A.  Cox
                                             Chief  Financial  Officer





EXHIBIT  23

                          INDEPENDENT AUDITORS' CONSENT


The  Board  of  Directors
Central  Parking  Corporation:


We consent to the incorporation by reference in the registration statement (No. 33-98118) on Form S-8 of Central Parking Corporation of our report dated June 26, 2002, with respect to the statements of net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2002 and 2001, and the related statements of changes in net assets for each of the years in the three-year period ended March 31, 2002, which report appears in the March 31, 2002 Form 11-K of Central Parking Corporation.


KPMG LLP

Nashville,  Tennessee
June  28,  2002